Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

        We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Seagate Technology Public Limited Company for the registration of an indeterminate amount or number of its debt securities, ordinary shares, preferred shares, depositary shares, warrants, units or purchase contracts and to the incorporation by reference therein of our reports dated August 8, 2012, with respect to the consolidated financial statements of Seagate Technology Public Limited Company, and the effectiveness of internal control over financial reporting of Seagate Technology Public Limited Company, included in its Annual Report (Form 10-K) for the year ended June 29, 2012, filed with the Securities and Exchange Commission.

                      /s/ Ernst & Young LLP

San Jose, California
January 31, 2013